July 24 , 2012

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attention:	Jessica Dickerson – Division of Corporation Finance
Craig Slivka – Division of Corporation Finance

Re:	Abtech Holdings, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Filed April 13, 2012 File No. 333-180721

Dear Ms. Dickerson and Mr. Slivka:

Abtech Holdings, Inc. (the “Company”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as communicated to us by letter dated May 10, 2012, with respect to the above-referenced Registration Statement.

In response to the Staff’s comments, the Company has caused to be filed an amendment to the Registration Statement as Amendment No. 1 to Form S-1 (“Amendment No. 1”). The purpose of this correspondence is to illustrate these changes to the Commission and to provide explanation of the changes made, where necessary.

To facilitate the Staff’s review, this letter includes each of the Staff’s comments in italics followed by a response to the Staff’s comments. Capitalized terms used in Amendment No. 1 and used in the following responses without definition have the meanings specified in Amendment No. 1. All references to “we,” “our” or similar terms refer to the Company. All references to page numbers in the responses to the Staff’s comments are to page numbers in Amendment No. 1.

General

1.          To the extent that you revise your financial statements, related footnotes, or MD&A in response to our comments, please consider whether amendments to your Exchange Act reports are necessary and revise your future annual and interim filings, as appropriate, to reflect the revisions.

Response: We will file amendments to our December 31, 2011 report on Form 10-K and March 31, 2012 report on Form 10-Q and will revise future annual and interim filings as appropriate.

2.          Please tell us what consideration you gave to filing an Item 4.01 Form 8-K to report the change in auditor that occurred as a result of the reverse merger. It appears to us that disclosures required by Item 304 of Regulation S-K should be included in your registration statement.

4110 N. Scottsdale Rd., Suite 235 Scottsdale AZ 85251
Phone 480.874.4000 Toll Free 1.800.545.8999 Fax 480.970.1665 Web www.abtechindustries.com

Response: At the time of the Merger, we considered whether an Item 4.01 Form 8-K should be filed to address the change in accountant from Madsen & Associates CPAs, Inc., the accountant of the shell company prior to the Merger, to Semple, Marchal & Cooper, LLP, the accountant of AbTech Industries both before and after the Merger. We were unable to locate any guidance from the Commission or the Staff specifically addressing our circumstance whereby the acquired company in a reverse acquisition (in this case, AbTech Industries) was treated as the acquirer. The Form 8-K we filed on February 14, 2011 (the “Super 8-K”) included information pertaining to the Merger, but also included, pursuant to Item 2.01(f) of Form 8-K, the information that would be required if the Company were filing a general form for registration of securities on Form 10 (such information referred to herein as the “Form 10 Information”). The Form 10 Information included the audited financial statements of the operating company, AbTech Industries. Once the operating company’s audited financial statements were included in the Super 8-K, no change in accountant occurred because Semple, Marchal & Cooper, LLP was the only accountant who audited the financial statements of the Company after it ceased to be a shell company (i.e., it ceased to be a shell company upon acquiring the operating company) and the Super 8-K included the first publicly filed financial statements of the operating company. Therefore, we concluded that, following the filing of the Form 10 Information in the Super 8-K, any future change in accountant from Semple, Marchal & Cooper, LLP to another firm would trigger a filing under Item 4.01 Form 8-K, because Semple, Marchal & Cooper, LLP was the last certifying accountant of financial statements required to be filed by this registrant. We also concluded that ceasing to use Madsen & Associates CPAs, Inc. after the Merger and filing of the Super 8-K did not constitute a change in accountant in these circumstances for purposes of Item 4.01 of Form 8-K. Madsen and Associates CPAs, Inc. was not the certifying accountant by reason of the requirement to file the Form 10 Information.

Summary, page 2

3.          In order to provide balancing disclosure in the Summary, please disclose that you had a net loss of approximately $5.4 million during the fiscal year ended December 31, 2011.

Response: We have added the following disclosure on page 2 under “Prospectus Summary – Our History”: “Abtech Holdings reported a net loss of approximately $5.4 million for the fiscal year ended December 31, 2011.”

“Risk Factors, page 5

We have completed debt financings and face risks . . . , page 7

4.          Please disclose the interest accrued and payable.

Response: We have added the following disclosure on page 7 under “Risk Factors – Risks Relating to Our Business – We have completed debt financings and face risks associated with financing our operations”: “As of March 31, 2012 and December 31, 2011, the Company had accrued interest payable of $312,421 and $126,232, respectively.”

Our independent auditors have expressed substantial doubt . . . , page 7

5.          Please disclose whether you have current plans to raise additional funding.

Response: We have added the following disclosure on page 8 under “Risk Factors – Risks Relating to Our Business – Our independent auditors have expressed substantial doubt about the Company’s ability to continue as a going concern, which may hinder our ability to obtain future financing”: “The Company plans to raise additional capital in the near term and is currently considering the various options available for raising such capital.”

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The Merger could be difficult to integrate . . . , page 8

6.           Because you were a shell company prior to the reverse merger, we do not understand the risk involved with post-merger integration. Please revise and advise.

Response: The risk factor regarding the Merger integration is outdated and has been deleted.

Special Note Regarding Forward-Looking Statements, page 19

7.           Please remove the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. The safe harbor provided by these sections is not applicable to penny stock issuers. Refer to Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act.

Response: We have removed the references to Section 27A of the Securities Act and 21E of the Exchange Act in the section entitled “Special Note Regarding Forward-Looking Statements.”

Management’s Discussion and Analysis . . . , page 22

Results of Operations, page 22

8.           Please expand your results of operations to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

•	Quantify and discuss how much of the change in net revenues was due to changes in volume sold and/or pricing, excluding the $77,000 of revenue you recorded from the distributor’s forfeiture of prepaid fees;

•	Expand the discussion regarding your primary raw materials to disclose the most significant raw materials you use to manufacture your products, the percentage of cost of revenues attributable to such raw materials, how fluctuations in the price of oil impacted your costs during the periods presented, and whether you had the ability, or expect to have the ability, to pass along fluctuations in raw material costs to customers;

•	Quantify the underlying factors that you attribute to the significant changes in selling, general and administrative expenses and research and development expenses; and

•	Discuss the gains you recognized from the extinguishment of debt and the valuation of the warrant liability during 2011.

Response: We have revised the disclosure provided under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” to address the Staff’s comments.

Specifically, we have quantified the amount of change in net revenues attributable to changes in volume sold and/or pricing by including the following disclosure on page 22: “Excluding the revenue attributable to this prepayment forfeiture, revenue was approximately $460,000 in 2011 compared to approximately $434,000 in 2010. This increase in revenue of approximately $27,000 is due entirely to the volume and mix of products sold. The Company’s pricing did not change materially during 2011.”

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We have expanded our discussion regarding primary raw materials by including the following disclosure on page 22: “The polymers we use to manufacture Smart Sponge material are produced by the petrochemical industry and use crude oil as a primary raw material. Accordingly, fluctuations in the price of crude oil can have a direct and significant impact on the cost of the polymers we use. During 2010 and most of 2011, we used polymers purchased in bulk prior to 2010. The cost of these polymers represented approximately 5.1 % of the list selling price of a typical Ultra Urban Filter (2.5% for antimicrobial version) and approximately 6.3% of the list selling price of a typical Smart Pak insert (3.1% for antimicrobial version). These percentages vary by product sold depending on the size of the product and the amount of Smart Sponge media used in the product. In late 2011, we purchased an additional stock of one of these polymers at a price that was 2.1 times the cost of the same polymer when it was last purchased prior to 2010. With this price change, the cost of polymers as a percentage of list selling price increased to 9.2% for Ultra-Urban Filters (4.5% for antimicrobial version) and 11.5% for Smart Pak inserts (5.7% for antimicrobial version). The Company establishes its list selling prices taking into consideration the cost of the component materials (including polymers), competitive factors and other market conditions. While the Company has no contractual right to pass along fluctuations in raw material costs to customers, it does have the right to change selling prices from time to time by giving distributors 30 days advance notice.”

We have identified the underlying factors attributable to the significant changes in selling, general and administrative expenses by including disclosure on page 22 which quantifies (i) investor relations and audit fees, (ii) consulting and payroll fees, (iii) advertising expenses, (iv) travel and entertainment expenses and (v) executive bonuses. We have identified the underlying factors attributable to the significant changes in research and development expenses by including disclosure on pages 22-23 which quantifies costs relating to product testing.

Finally, we have added the following disclosure on page 23 to discuss the gains recognized from the extinguishment of debt and the valuation of the warrant liability during 2011: “In 2011, the Company settled an outstanding non-interest bearing convertible promissory note with a principal amount due of $495,000, for a cash payment of $380,000. This resulted in a gain of $115,000 which is shown on the consolidated statement of operations under other income. Also shown under other income is a gain in 2011 of $242,052 on the valuation of the warrant liability. The warrant liability represents the estimated bifurcated value of certain warrants issued in conjunction with secured convertible promissory notes sold by the Company during 2011. The Company revalues this warrant liability at each balance sheet date using the Black-Scholes valuation model. Any change in value is recorded as a gain/loss on valuation of warrant liability.”

9.           Please revise this section to clearly identify the product or products to which you attribute your revenues and expenses.

Response: We have added the following disclosure on page 21 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations”: “We generate revenues by selling water filtration products that treat contaminated water so that it can either be discharged or reused. All of our products include some form of Smart Sponge filtration media, which we manufacture. Our products include a variety of designs and sizes to effectively address many applications where water treatment is needed. We sell our products to distributors, contractors and end-users.”

10.         In the second paragraph on page 23, we note your disclosure regarding manufacturing capacity. Please disclose capacity volume, which products are included in this manufacturing capacity, and the capacity level at which you operated during fiscal year 2011.

Response: We have added the following disclosure on page 22 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Comparison of the years ended December 31, 2011 and 2010 – Gross Margins”: “Our current manufacturing facility is capable of producing approximately 75,000 pounds of Smart Sponge material per month. We estimate that this amount of Smart Sponge material could generate $10-20 million in revenue per year. This revenue estimate is dependent on the mix of products actually sold and the portion of sales at distributor versus retail prices. During 2011 we operated at approximately 2% of manufacturing capacity.”

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Liquidity and Capital Resources, page 24

11.         Please discuss the material changes in operating, investing and financing cash flows between the comparative periods, including more fully explaining the reasons for the significant changes comprising the fluctuations in your working capital deficit. Refer to section 501.13 of the SEC Codification of Financial Reporting Policies.

Response: We have updated the disclosure on page 24 as follows under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Comparison of cash flows for the years ended December 31, 2011 and 2010”:

“Operating Activities

The Company had negative cash flow from operations in 2011 of approximately $3.9 million compared to negative cash flows from operations of $2.2 million in 2010. The increase in negative operating cash flow from 2010 to 2011 is primarily the result of increased operating expenses in 2011, as discussed above under “ – Results of Operations.” The Company’s negative cash flow from operations in 2011 and 2010 is the result of the Company incurring the costs of developing and marketing its products in various targeted markets in advance of the expected resultant sales revenues. The Company believes that as distribution channels mature, economic conditions improve and targeted market applications are proven and accepted, the Company will be able to generate sufficient revenue to generate positive cash flow from operations.

Investing Activities

The Company had capital expenditures of $11,606 in 2011 and $15,596 in 2010. As of December 31, 2011, the Company had no commitments for future capital expenditures. However, if the Company is successful in achieving significant sales growth in 2012, it may need to expand its manufacturing capacity or outsource some of its manufacturing. The Company believes that developing activities with distributors and new market opportunities for its products make such sales growth possible in 2012 and that such growth is expected to cause the Company to exceed its current manufacturing capacity by the end of 2012. Accordingly, the Company is currently considering both options for expanding manufacturing capacity. The Company estimates that it could double its current manufacturing capacity for approximately $250,000 and accommodate an annual sales rate of over $20 million.

Financing Activities

Net cash provided by financing activities for the years ended December 31, 2011 and 2010 amounted to $5,320,566 and $2,130,182, respectively. The net cash provided by financing activities for the year ended December 31, 2011 includes proceeds of $825,000 from the sale of common stock, and gross proceeds of $6,497,000 from the sale of promissory notes and warrants (less financing costs of $410,000). The Company used a portion of these proceeds to repay $1,996,457 of debt. The promissory notes sold in 2011 are all short-term notes that will mature during 2012 and are convertible into shares of ABHD common stock. The Company’s financing activities in 2012 are expected to include raising capital sufficient to repay any of these notes that are not converted to common stock.”

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12.         Given that your auditor expressed substantial doubt about your ability to continue as a going concern in their audit report for the year ended December 31, 2011, please provide a more detailed discussion of how you intend to finance your operations through fiscal year 2012 as required by Section 607.02 of the SEC Codification of Financial Reporting Policies. Your disclosure should include a discussion of your current ability to obtain debt or equity financing or to obtain additional advances from stockholders, given the lack of cash flows from operations, as well as the potential risks and consequences if you are unable to obtain such financing.

Response: We have added the following disclosure on pages 24-25 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Going Concern and Management’s Plans”: “The accompanying December 31, 2011 consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities and commitments in the normal course of business. As discussed in Note 2 to the accompanying December 31, 2011 consolidated financial statements, we have not achieved a sufficient level of revenues to support our business and have suffered substantial recurring losses from operations since our inception. These factors raise substantial doubt about the Company’s ability to continue operations as a going concern. The accompanying December 31, 2011 consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustment that might be necessary should the Company be unable to continue as a going concern. Management believes that the Company’s ability to continue as a going concern will be dependent on its ability to raise additional capital and/or generate significant sales growth in the short term. The Company’s ability to achieve these objectives cannot be determined at this time. However, the Company did complete the final closing of its private offering of the Secured Notes and warrants in February 2012, which provided gross proceeds of $2,600,000 to the Company. Management’s plans in regard to these matters are described in Note 2 to the accompanying December 31, 2011 consolidated financial statements. If the Company is unable to raise additional capital and/or generate significant sales growth in the near term there is a risk that the Company could default on debt maturing during 2012, and could be required to significantly reduce the scope of its operations if no other means of financing operations are available.”

13.         We note your statement in the last paragraph that if you achieve significant sales growth in 2012, you may need to expand your manufacturing capacity or outsource some of your manufacturing. Please clarify whether you anticipate such significant sales growth in 2012, and please provide the basis for your reasoning. In this regard, we note your statement on page 23 that you are not operating near full capacity.

Response: We have added the following disclosure on page 24 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Comparison of cash flows for the years ended December 31, 2011 and 2010 – Investing Activities”: “The Company believes that developing activities with distributors and new market opportunities for its products make such sales growth possible in 2012 and that such growth is expected to cause the Company to exceed its current manufacturing capacity by the end of 2012. Accordingly, the Company is currently considering both options for expanding manufacturing capacity or outsourcing of some of its manufacturing.”

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Critical Accounting Policies, page 25

14.         Please provide a narrative of each policy you identify as a critical accounting policy. We remind you that your critical accounting policies should supplement, not duplicate, the description of your accounting policies disclosed in the notes to your financial statements. Your critical accounting policies should disclose and discuss accounting estimates and assumptions where the nature of the estimates and assumptions could be material to your financial statements due to the level of subjectivity and judgment necessary to account for uncertain matters and due to the susceptibility of such matters to change. Refer to Section 501.14 of the SEC Codification of Financial Reporting Policies.

Response: We have added the following disclosure on pages 25-26 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates”:

“The following discussion provides supplemental information regarding the significant estimates, judgments and assumptions made in implementing the Company’s critical accounting policies.

Fair value of warrant liability and note discount

The warrant liability shown on the Company’s balance sheets at December 31, 2011 and March 31, 2012 represents the estimated value of warrants sold with promissory notes that met the characteristics of a derivative and were required to be bifurcated from the debt and reported as a liability at fair value. This bifurcation resulted in the establishment of the estimated value of the warrant liability and a corresponding note discount in the same amount. The warrant liability was originally valued and is revalued at each balance sheet date using the Black-Scholes valuation model because there is no market price available for the warrants. This model uses estimates of volatility, risk free interest rate and the expected term of the warrants, along with the current market price of the Company’s common stock, to estimate the value of the outstanding warrants. The value of these warrants can change significantly as the market price of the underlying common stock changes. At each balance sheet date this could result in a gain or loss depending on the change in the market price of the stock, among other factors, from one valuation date to the next. The Company recognized such a gain of $242,052 for the year ended December 31, 2011 and a loss of $(916,908) for the three months ended March 31, 2012.

Inventory valuation

The Company has written-down its inventory to estimate the lesser of cost or market value of inventory in stock at the valuation date due to obsolescence, slow movement or defects. This estimate requires that management make certain judgments about the likelihood that specific inventory items may have minimal or no realizable value in the future. These judgments are based on the current quantity of the item on hand compared to historical sales volumes, potential alternative uses of the products and the age of the inventory item.

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Revenue recognition and allowance for doubtful accounts

There are four factors that the Company uses to determine the appropriate timing of the recognition of revenue. Three of these factors (evidence of arrangement exists, delivery occurs and fee is fixed or determinable) are generally factual considerations that are not subject to material estimates or assumptions. The fourth factor involves judgment regarding the collectability of the sales price. The Company only ships product when it has reasonable assurance that it will receive payment from the customer. When such assurance is not available, the Company will require payment in advance. The assessment of a customer’s credit worthiness is reliant on management’s judgment regarding such factors as previous payment history, credit rating, credit references and market reputation. If any sales are made that ultimately become uncollectible, the Company charges the uncollected amount against a reserve for uncollectible accounts. This reserve is established and adjusted from time to time based on management’s assessment of each outstanding receivable and the likelihood of it being collected.

Stock-based compensation

The Company uses the Black-Sholes model to estimate the value of options and warrants issued to employees and consultants as compensation for services rendered to the Company. This model uses estimates of volatility, risk free interest rate and the expected term of the options or warrants, along with the current market price of the underlying stock, to estimate the value of the options and warrants on the date of grant. In addition, the calculation of compensation costs requires that the Company estimate the number of awards that will be forfeited during the vesting period. The fair value of the stock-based awards is amortized over the vesting period of the awards. For stock-based awards that vest based on performance conditions, expense is recognized when it is probable that the conditions will be met.

Accounting for conversion options and imputed interest

The convertible promissory notes issued by the Company provide the note holders an option to convert the notes into the Company’s common stock at a set price. The value of these options has not been bifurcated from the value of the related notes because management has determined that such bifurcation is not required under generally accepted accounting principles due to the specific terms of the conversion option and management’s estimate that the underlying shares would not be readily convertible into cash. However, whenever such conversion options represent a right to convert at a price that is less than market price at the date of issuance, the Company imputes the value of such beneficial conversion feature and charges it to interest expense.

Our Business, page 26

15.        Please revise this section to clearly describe the current stage of your business. In this regard, we note you discuss various products and tests, but it is not clear whether these products are in the development stage or whether they are ready for market deployment; which products you manufacture, are able to manufacture, or plan to manufacture in your facilities; what raw materials you need to create your products; which products you are currently marketing and selling, if any; and which products are targeted to which market. Similarly, while we note the competitive advantages you attribute to your products, your competitive position in the industry is unclear. Finally, please discuss the “significant expansion” of your business development efforts, as referenced on page 23.

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Response: We have updated the disclosure on page 31 as follows under “Our Business – Engineered Systems and Smart Sponge-based Products Being Sold”:

“AbTech Industries’ product lines are marketed under the trade name “Smart Sponge®” and “Smart Sponge Plus.” Smart Sponge Plus includes antimicrobial capability. AbTech Industries' Smart Sponge contains a unique molecular structure which is chemically selective to hydrocarbons, removing approximately three times its own weight. Smart Sponge remains buoyant when saturated and encapsulates hydrocarbons and oils, without leaching. Smart Sponge Plus is similar to regular Smart Sponge except that it is treated with an anti-microbial agent. Because of its antimicrobial properties, Smart Sponge Plus is characterized as a pesticide and is required to be registered with the EPA (See “Regulatory”). Under the time limited EPA registration, AbTech Industries is allowed to make the claim that Smart Sponge Plus is capable of reducing coliform bacteria found in stormwater, industrial wastewater, and municipal wastewater. Smart Sponge Plus can be engineered to meet specific performance requirements.

The products described below incorporate the Smart Sponge or Smart Sponge Plus material in one or more of its various forms and are each designed to meet specific market needs. Each of these products is currently being marketed and sold by the Company. We manufacture the Smart Sponge material in our manufacturing facility using polymers procured from the petrochemical industry. We then use this material to complete the final assembly of each product using component parts produced to our specification by outside vendors. Each product has application in each of the Company’s targeted markets discussed further below under “– Markets,” although the Ultra-Urban filters and water treatment vaults are designed primarily for stormwater applications and the gravity and vessel filters have primary application in industrial and produced water markets.”

We have also revised the disclosure on page 36 under “Our Business – Sales, Distribution, and Marketing Support”: “During 2011, the Company began a significant expansion of its business development efforts in order to capitalize on the expected growth in the stormwater, produced water and industrial waste water markets. These efforts included the reorganization of the sales, marketing and business development activities under one executive, Bjornulf White, Executive Vice President, Corporate Strategy and Business Development. The primary, ongoing activities in this effort are:

1.	The re-branding of AbTech as a full-suite environmental technology solutions company for water treatment. These activities are intended to enhance customer engagement, increase product acceptance and expand market opportunity by expanding the number and capabilities of product solutions offered.

2.	Preliminary work to establish a stormwater engineering subsidiary to provide consulting services to identify and design effective water treatment solutions and take advantage of the Company’s expertise in the water treatment field.

3.	Forming strategic alliances aimed at shaping and maximizing addressable markets. As the Company re-brands itself as a holistic stormwater technologies company with elite expertise, the Company is developing strategic working relationships with leading academic institutions and NGOs in these markets.

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4.	Adding personnel in a staged approach to support relationships with strategic partners, establish expertise in new or expanding markets and provide other administrative and marketing support.

5.	Internal development of processes to support business growth and optimize resource allocation within the business pursuit organization.

All of these activities were initiated during 2011 and are expected to continue to expand as appropriate in future years to take advantage of market opportunities and amplify market successes.”

Additionally, we have added the following disclosure as follows under “Our Business – Competition”:

“Competitive Position

AbTech Industries has a strong competitive position in the stormwater marketplace within the United States due to its product offerings and distribution relationship with WMI. There is significant competition for stormdrain insert filters in the marketplace, though AbTech has a competitive advantage due to the strength of its hydrocarbon absorption technology. This competitive advantage extends to customers such as industrial facilities, marinas/ports, airports, fueling stations, and any area where vehicle maintenance occurs. AbTech has a highly unique antimicrobial technology that requires EPA registration. Since the development of antimicrobial technology is complex, AbTech's approach is patented, and the EPA registration process is extensive and costly, there are high barriers to entry for competitors. This antimicrobial technology has enabled new engineering approaches towards water quality treatment. AbTech faces competitive forces from traditional approaches towards antimicrobial treatment. It is unclear whether AbTech's unique engineering and technology approach will gain significant market penetration. AbTech's distribution relationship with WMI is unique in the marketplace and provides AbTech with competitive advantages including customer access, the credibility of association with a large corporate distributor, and the potential to bring economies of scale in manufacturing, distribution and systems maintenance.. AbTech's competitive position is thus greatly enhanced, but also dependent upon, WMI in the U.S. stormwater marketplace.

AbTech faces significant competitive forces in the industrial process and wastewater treatment market segment. This market segment is highly driven by price points and customer relationships. AbTech currently has or may have strong competitive potential for the following applications in this market segment: hydrocarbon removal and heavy metals removal. AbTech also has a unique produced water treatment offering for the oil and gas industry. AbTech is currently dependent upon the adoption by the industry of its Smart Sponge-based hydrocarbon removal system for produced water and currently is at the pilot testing stage with oil and gas industry customers.

16.        Please disclose the sources and availability of your raw materials. Refer to Item 101(h)(4)(v) of Regulation S-K.

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Response: We have added the following disclosure on page 41 under “Our Business – Manufacturing and Engineering”: “The polymer raw materials used by the Company to manufacture Smart Sponge are readily available from the petrochemical industry. These polymers are used extensively in other non-related consumer products, road paving materials and various component parts in the auto industry. The Company’s primary suppliers of these polymers are Harwick Standard Distribution Corp., LCY Elastomers, Dexco Polymers LP and Greenplast, SRL. The Company’s supplier of corrugated plastic used in the manufacture of Ultra-Urban Filters is Numatech West (KMP) LLC. The antimicrobial agent used by the Company in manufacturing Smart Sponge Plus material is procured from Apollo Chemical Company and is available in sufficient quantities to meet anticipated demand.”

Technologies, page 27

Disposal Options, page 30

17.         In the first paragraph, you reference lab and field tests using smart sponge samples saturated with hydrocarbons. Please disclose who conducted these tests.

Response: The lab and field tests were conducted by independent testing facilities, ABC Laboratories, Inc., Aculabs, Inc. and Turner Laboratories, Inc. We have disclosed this information on page 31 under “Our Business – Technologies – Disposal Options.”

Engineered Systems and Smart Sponge-based Products, page 31

18.         Please clarify what you mean by the statement that Smart Sponge is “EPA approved to reduce coliform bacteria found in stormwater, industrial wastewater, and municipal wastewater.” We note the disclosure about conditional EPA approval.

Response: Our time-limited EPA registration is effective through August 31, 2012. We are currently working with a third-party laboratory to provide certain data required to be delivered to the EPA, and, so long as such data is provided by August 31, 2012 and acceptable to the EPA, the time-limited condition on the registration will be lifted and the registration will be effective without limitation. Under our time-limited EPA registration, we are allowed to make the claim that Smart Sponge Plus is capable of reducing coliform bacteria found in stormwater, industrial wastewater, and municipal wastewater. We have updated our disclosure on pages 31 and 42 under “Our Business – Engineered Systems and Smart Sponge-based Products being sold” and “Our Business – Regulatory,” respectively, to reflect the foregoing.

Sales, Distribution, and Marketing Support, page 36 Stormwater/Wastewater, page 36

19.         Please disclose the material terms of your distribution agreement with Waste Management, Inc., and tell us what consideration you gave to filing the distribution agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The agreement with WMI is considered by the Company to be an agreement made in the ordinary course of business. The Company has entered into many other similar agreements with distributors. While we recognize the WMI agreement may prove to be very important to the Company strategically, the agreement itself does not meet the definition of a Material Contract under Item 601(b)(10) of Regulation S-K. The WMI agreement provides no revenue guarantees to the Company and does not commit the Company to any material financial obligation. It grants exclusive marketing rights to WMI for specific geographic areas in the stormwater market and allows the Company to terminate such rights if minimum purchase requirements are not met. These are all standard terms of the distribution contracts the Company has entered into historically.

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Collaboration with Consulting Firms . . . , page 37

20.         In this section, you mention tests of your products completed by various entities, but you do not disclose the results of these tests. Please tell us what consideration you gave to disclosing these results, and disclose the current stage of testing, if any.

Response: With respect to disclosing the results of testing of our products, we determined that such disclosure, apart from being voluminous, would be difficult for average readers to understand or interpret without providing extensive discussions regarding testing methodologies and results. We think it is important in the Registration Statement and Amendment No. 1 to explain that extensive testing has been performed by quality institutions and that such testing provides adequate validation to support the Company’s various claims about product performance. We have also expanded our disclosure on pages 37-38 under “Our Business – Sales, Distribution, and Marketing Support – Collaboration With Consulting Firms, Academic Institutions and Public Advocacy Groups” to further describe the testing which has been conducted.

Patents, page 40

21.         Please disclose the duration of your patents. Research and Development, page 41 Regulatory, page 42

Response: We have added a table on page 40 under “Our Business – Intellectual Property, Research, and Development – Intellectual Property – Patents” which lists our patents and provides their duration.

22.         Please disclose how time-limited registration with EPA impacts your ability to sell and market your products. Further, clarify what additional steps need to be taken during this extension to August 31, 2012 and whether the granting of conditional registration means the EPA has approved your products for the uses you intend.

Response: We added the following disclosure on page 42 under “Our Business – Regulatory”: “The Company is working with the third-party laboratory to provide the required data to EPA by August 31, 2012. Provided that the data is submitted on time and is acceptable to the EPA, the time-limited condition on the registration will be lifted and the registration will be effective without a time limitation. Under the time limited registration the Company is allowed to sell its Smart Sponge Plus products for the intended uses.”

Executive Compensation, page 47

Compensation Discussion and Analysis, page 47 2012

Executive Compensation Components, page 47

23.         Please tell us what consideration you gave to filing the 2012 Incentive Stock Plan as an exhibit to the registration statement.

Response: We filed a proxy statement on April 13, 2012, pursuant to which we recommended that the stockholders approve the 2012 Incentive Stock Plan, included as Exhibit A attached thereto. Since the 2012 Incentive Stock Plan was not approved by the stockholders at the time of the filing of the Registration Statement, we did not file it as an exhibit. The 2012 Incentive Stock Plan was approved by stockholders as disclosed in our Current Report on Form 8-K dated May 17, 2012. Therefore, we have included the 2012 Incentive Stock Plan as Exhibit 10.10 to Amendment No. 1.

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Security Ownership of Certain Beneficial Owners and Management, page 51

24.         Based on your disclosure on pages 21 and 53, it appears that Pinnacle Family Office Investments, L.P. is a beneficial owner of more than five percent of your common stock. Please revise this section to identify Pinnacle Family Office Investments, L.P. as a five percent holder, or tell us why you believe such revision is not appropriate.

Response: We have revised the table on page 54 under “Security Ownership of Certain Beneficial Owners and Management” to include Pinnacle Family Office Investments, L.P. as a five percent holder.

Selling Shareholders, page 53

25.         You state that “[e]xcept as otherwise noted,” the selling shareholders do not have and have not had a material relationship with the company in the last three years. Please revise this statement to remove the qualification, “[e]xcept as otherwise noted,” and specifically disclose in this section whether any of the selling shareholders have or have had a material relationship with the company in the last three years. Refer to Item 507 of Regulation S-K.

Response: We have revised the disclosure on page 56 under “Selling Shareholders” and removed the qualification “except as otherwise noted.” None of the selling shareholders have, within the last three years, held any position, office or other material relationship with the Company or any of its predecessors and affiliates as such information would be required to be disclosed pursuant to Item 507 of Regulation S-K.

26.         Please revise this section to identify the natural persons that have the shared voting and investment power over shares held by the entities listed in the selling shareholder table. Additionally, please tell us whether any of the entities is a broker-dealer or an affiliate of a broker-dealer. Please refer to Question 140.02 and Section 240.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Response: We have added footnotes to the table that disclose the natural persons that have shared voting and investment power over shares held by the entities listing in the selling shareholder table and whether any of such entities is a broker-dealer or an affiliate of a broker-dealer.

Consolidated Financial Statements, page F-1 General

27.         Please provide updated financial statements and related disclosures, to the extent required, by Rule 8-08 of Regulation S-X.

Response: We have included beginning on page F-29 to Consolidated Financial Statements under “Condensed Consolidated Interim Financial Statements” the interim financial statements as of and for the three-month periods ended March 31, 2012 and 2011.

28.         Please provide segment disclosures, if applicable, as required by ASC 280-10-50. Consolidated Statements of Stockholders’ Deficiency, page F-5

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Response: We do not believe this disclosure is applicable as the Company operates in only one segment. We have added the following disclosure to Note 1 – Business and Summary of Accounting Policies – Organization and Description of Business” in the December 31, 2011 consolidated financial statements and the March 31, 2012 condensed consolidated financial statements: “The Company operates in one business segment which is the filtration and treatment of polluted water.”

29.         We note your retroactive restatement of common shares to reflect the recapitalization; however, based on your disclosures in note 12 and the February 10, 2011 reverse acquisition date, it appears to us that:

•	Your share data, per share data, and equity disclosures should be retroactively restated to reflect the 32,009,801 shares issued by Abtech Holdings to acquire AbTech Industries as being the number of shares outstanding as of the date of the reverse merger. All equity transactions prior to that date should be retroactively restated based on the exchange ratio;

•	The 2011 activity in your consolidated statements of stockholders’ deficiency should reflect the 10,000,000 shares, that were outstanding at Abtech Holdings as of the date of the reverse merger, as being “issued” by AbTech Industries to effect the reverse merger; and

•	The outstanding preferred stock of AbTech Industries should be separately presented and not retroactively reflected as outstanding and converted into Abtech Holdings common stock prior to the date of the reverse merger. It appears to us that as of the date of the reverse merger, the preferred shares that were converted into common stock should be reflected as being converted and the preferred shares that were not converted into common stock should be reflected as the non-controlling interest.

Please advise, or revise as appropriate, your statements of stockholders deficiency, balance sheets, EPS data, and related footnotes.

Response: We have made the following changes on page F-5 to Consolidated Financial Statements for the Consolidated Statements of Stockholders’ Deficiency: (i) share data, per share data and equity disclosures have been restated to reflect the 32,009,801 shares issued by Abtech Holdings to acquire AbTech Industries as being the number of shares outstanding as of the date of the Merger; (ii) all equity transactions prior to the Merger have been restated based on the exchange ratio; (iii) recapitalization has been revised to show the 10,000,000 shares of Abtech Holdings that were outstanding as of the date of the Merger as being issued by AbTech Industries to effect the Merger, rather than including them in the shares outstanding as of December 31, 2010; (iv) presentation has been revised to show the preferred stock of AbTech Industries separately as outstanding as of December 31, 2010, with the preferred shares that actually converted shown as conversions in 2011 and the balance of the preferred shares shown as the non-controlling interest after the Merger. Additionally, we have updated the disclosure provided on pages F-18-24 under “Note 11 – Stockholders’ Equity and Stock-Based Compensation” and “Note 12 – Reverse Acquisition Transaction” to conform to the changes made in the Consolidated Statements of Stockholders’ Deficiency.

30.         We refer to the line items labeled “Preferred stock of subsidiary issued for debt conversion” and “interest paid in preferred shares of subsidiary”. Please clarify what transactions these line items represent and explain why they are reflected under common stock activity.

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Response: In conjunction with the revisions made pursuant to the Staff’s comment above in number 29, the line item labeled “Preferred stock of subsidiary issued for debt conversion” has been broken out into two separate line items titled “Shares issued for conversion of debt at merger” and “Shares issued for debt conversion post-merger.” Additionally, with the addition of columns for preferred stock in the Consolidated Statements of Stockholders’ Deficiency, the line item labeled “Interest paid in preferred shares of subsidiary” is now shown as reflecting preferred stock activity.

Note 1 – Business and Summary of Accounting Policies, page F-7

Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

31.         Under the “Our Business” section of your registration statement, you discuss the smart sponge and smart sponge plus products, as well as other “engineered systems” and smart-sponge-based products. To the extent applicable, please expand your footnote to specifically explain the types of products and/or services you currently offer and how you recognize revenue for each group of products or services. Please clarify whether your “engineered systems” require you to perform major system installations for your customers. If you only sell products, please clarify that fact.

Response: We have added the following to our disclosure on page F-10 to Consolidated Financial Statements under “Note 1 – Business and Summary of Accounting Policies – Summary of Significant Accounting Policies”: “In 2011 and 2010, the Company recognized revenue from the sale of its Smart Sponge and Smart Sponge Plus products, including Ultra-Urban Filters, Line Skimmers, Passive Skimmers and Smart Paks. The Smart Paks are usually sold as a component of an engineered system such as an end-of-pipe vault or other larger multi-product treatment train. The Company provides engineering design services on some engineered solutions but does not perform any major installation of such systems. Revenue from design services are recognized at the time the engineering services are completed. The Company recognizes shipping and handling fees as revenue and the related expenses as a component of cost of sales. All internal handling charges are charged to selling, general and administrative expenses.”

32.         We note references to distributors in your registration statement. Please clarify the terms of the distributor agreements and your accounting policy for recognizing sales. Please specifically address whether there are any return provisions under these agreements and/or if these are essentially consignment sales.

Response: We have added the following disclosure on page F-10 to Consolidated Financial Statements under “Note 1 – Business and Summary of Accounting Policies – Summary of Significant Accounting Policies”: “The payment terms for sales made to distributors vary based on the credit worthiness of the particular vendor and the size of the order. Some orders require prepayment of up to 50% at the time the order is received, others require payment in full before shipping and others are made on terms requiring payment within 30 days of the date of shipment. Distributors do not have a right of return for products purchased from the Company. The Company may on occasion allow a return under appropriate conditions to promote good business practices, however, such returns have been and are expected to be minimal. Regardless of when payment is received from the distributor, revenues are recognized in accordance with the criteria for revenue recognition described above.”

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Cost Recognition, page F-10

33.         Please clarify whether cost of revenues includes depreciation.

Response: Cost of revenue includes depreciation of equipment used in manufacturing. We have revised our disclosure on pages F-10-11 to Consolidated Financial Statements under “Note 1 – Business and Summary of Accounting Policies – Summary of Significant Accounting Policies.”

Business Combination, page F-12

34.         We note your disclosure that Abtech Holdings was a shell company prior to the reverse merger. In this regard, it appears to us that the transaction between Abtech Holdings and AbTech Industries was a reverse recapitalization, rather than a business combination, that should have been recorded at net book value, with no goodwill. Please advise or revise.

Response: We have removed the disclosure relating to goodwill on page F-12 to Consolidated Financial Statements under “Note 1 – Business and Summary of Accounting Policies – Summary of Significant Accounting Policies.” Additionally, we have revised the Consolidated Balance Sheet on page F-3 to Consolidated Financial Statements and the Consolidated Statements of Stockholders’ Deficiency on page F-5 to Consolidated Financial Statements to reflect the elimination of goodwill.

Note 10 – Convertible Promissory Notes, page F-17

35.         We refer to your table of outstanding notes at December 31, 2010. It appears to us that the conversion rates in your table have not been restated for the merger exchange rate. Please revise.

Response: We have revised the table on pages F-17-18 to Consolidated Financial Statements under “Note 10 – Convertible Promissory Notes” to restate the conversion rate giving effect to the Merger exchange rate.

Note 11 – Stockholder’s Equity and Stock-Based Compensation, page F-18

Common Stock, page F-21

36.         It appears to us that you should retroactively restate all AbTech Option and AbTech Warrant disclosures for the merger exchange ratio.

Response: We have revised the disclosure on page F-20 to Consolidated Financial Statements under “Note 11 – Stockholders’ Equity and Stock-Based Compensation” and retroactively restated all disclosures for option and warrant shares granted by AbTech Industries to give effect to the Merger exchange ratio and state the shares and prices in terms of their Company equivalent.

37.         Please revise your note to describe the transaction(s) that resulted in 449,931 shares of common stock being issued for services, as well as your consideration of ASC 505-50- 30.

Response: We have added the following disclosure on page F-21 to Consolidated Financial Statements under “Note 11 – Stockholders’ Equity and Stock-Based Compensation”: “During 2011, the Company issued 449,931 shares of common stock to five entities for services rendered to the Company during the year. These shares were valued at the closing market price of the Company’s common stock on the measurement date in accordance with the provisions of ASC 505-50-30. The resulting expense of $320,533 is included in Selling, general and administrative expense in the consolidated statements of operations.”

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Note 12 – Reverse Acquisition Transaction, page F-23

38.         In the fifth bullet, you state that $3,980,666 of outstanding notes of AbTech Industries that were convertible into preferred stock of AbTech prior to the Merger were retained by the holders and $1,347,372 of such notes were converted into 1,919,315 shares of common stock of ABHD. Please confirm to us that the remaining notes, that were not converted, are part of the convertible promissory note balance at December 31, 2011. Please also clarify if the notes are now convertible into the common stock of ABHD or if they are also convertible into the preferred stock of AbTech Industries.

Response: Of the $3,980,666 of notes convertible into shares of AbTech Industries preferred stock that were retained by holders at the time of the Merger, $1,844,666 were repaid or converted subsequent to the Merger and the balance of $2,136,000 are included in convertible promissory notes at December 31, 2011. We have added the following disclosure on page F-24 to Consolidated Financial Statements under “Note 12 – Reverse Acquisition Transaction”: “The notes retained by the holders may be converted into shares of ABHD stock at the same rate as if they had been converted at the time of the merger.”

Note 13 – Debt Repayment, page F-24

39.         Please tell us where the conversion of notes to 1,320,454 and 1,723,255 common shares in the March 2011 and September 2011 transactions, respectively, have been reflected in your Statements of Stockholders’ Deficiency and Statements of Cash Flows.

Response: The conversion of notes in each transaction have been reflected in the Consolidated Statement of Stockholders’ Deficiency in the line item labeled “Shares issued for debt conversion post-merger.”

Note 14 – Private Placements, page F-25

40.         In regard to the July and September 2011 private placements, as well as the private placements that occurred subsequent to December 31, 2011, please provide us your analysis of your accounting for the notes and conversion option, including your consideration of any beneficial conversion feature.

Response: We used the BDO Seidman, LLP Complex Financial Instruments Practice Aid – 4th Edition to assist in analyzing the notes and warrants issued. The determination of whether the embedded conversion option required bifurcation hinged on the determination of whether it would qualify as a derivative if freestanding. As stated in the Complex Financial Instruments Practice Aid, generally an option to convert the instrument into the issuer’s shares would meet the net settlement characteristic of a derivative for a public company because the shares are readily convertible into cash and would not meet that characteristic for a private company. However, the Practice Aid and ASC 815-10-15-130 state that a publicly traded security would not be readily convertible if the company’s shares are thinly traded and when the number of shares to be exchanged is large relative to the daily transaction volume.

While we are a public company, our shares are thinly traded and any large block of common shares would not be readily convertible into cash. Furthermore, because the conversion option would allow the notes to be converted into whatever instrument is used in a Qualified Financing (i.e., it could be a preferred stock or some other unregistered security), the ability of the holder to readily convert the shares into cash is questionable. If a Holder elects to convert prior to a Qualified Financing, the Holder would have the option to convert the Notes into shares of common stock at $0.70 per share (or, if lower, at the price at which we issue common stock or common stock equivalents prior to a Qualified Financing). Due to the thinly traded status of our shares, if the Notes were converted and our shares issued upon conversion were rapidly sold, it would likely significantly affect the share price, thereby causing the shares to not be readily convertible into cash and the conversion options would not qualify for bifurcation.

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Our analysis showed that for the Notes issued in 2011 there was no beneficial conversion feature since the Notes were convertible at $0.60 or $0.70 per share (effective conversion prices between $0.54 and $0.62 after accounting for the warrants) and the market price of our common stock on the commitment dates was between $0.40 and $0.50 per share. However, for the Notes issued subsequent to December 31, 2011, we determined that there was a beneficial conversion feature that resulted from a significant increase in the market price of our stock. The treatment of this beneficial conversion feature is discussed on pages F-34-36 to Condensed Consolidated Interim Financial Statements under “Note 5 – Private Placement.”

41.         Based on the round-down provisions related to the warrants, it is not clear to us how or why you believe your current fair value methodology is appropriate. Please advise or revise.

Response: Historically, we have used the Black-Scholes model for valuing warrants and options issued as compensation. However, with regard to the warrants issued in 2011, the uncertainty of the exercise price caused by the provisions in the warrants for down-round price adjustments, raised the question of whether or not a more robust valuation model should be used, and whether such a model would provide more clarity or a materially more accurate measure of the value of the warrants to financial statement readers. We gave careful consideration to whether the result of using such a model would provide any meaningful or more accurate information beyond what could be achieved by using the Black-Scholes method.

In consultation with accounting and valuation experts, we concluded that there were situations, like ours, where the Black-Scholes model may be acceptable for valuing a warrant liability. Where the likelihood of the down round provision being triggered is highly unlikely, where the issuing company has adequate financing and where the stock price is trending upward, the Black-Scholes model is not likely to give a substantially different result than a lattice/Monte Carlo model.

Furthermore, when the private offering of the convertible notes and warrants was initiated in 2011, it was expected to be a $2.5 million offering that would eventually roll into a larger Qualified Financing aggregating approximately $5 million. The down-round protection was intended to provide protection until this Qualified Financing was completed. As it turned out, the amount of this offering was expanded and we eventually raised a total of $7.3 million in the offering. This successful offering obviated the need to complete a Qualified Financing and dramatically reduced the likelihood that a Qualified Financing would be completed any time in the near future except as necessary to repay the convertible notes issued in the private offering. In addition, because the market price of our stock was increasing, it seemed unlikely that any down round financing would be required. Additionally, the Company currently expects the majority of the investors to convert their notes at or before maturity.

With these considerations and input from individuals knowledgeable about valuation models, we concluded that it was unlikely that a more expansive valuation model would provide a materially more accurate valuation of our warrants. It would likely provide a very similar valuation to that of the Black-Scholes model. In addition, we believe that there would be little incremental value to our stockholders as a result of commissioning a Monte Carlo or lattice model valuation for these warrants. In fact, the cost of developing such a valuation for a company our size would represent a significant cost to our stockholders and a poor allocation of scarce resources. Consequently, we have used the Black-Scholes model as a reasonable, accurate valuation model for valuing our warrant liability.

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Undertakings, page 65

42.         Please provide the complete undertaking required by Item 512(a)(1)(ii) of Regulation S-K.

Response: We have added the additional language necessary to provide the complete undertaking required by Item 512(a)(1)(ii) of Regulation S-K.

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the efforts of the Staff and look forward to resolving the above comments as soon as possible. Please do not hesitate to contact Mr. Christopher D. Johnson or Ms. Jaime D. Brennan, counsel to the Company, at (602) 528-4000 or myself at (480) 874-4000 should you have any questions regarding the responses set forth above.

Sincerely,

ABTECH HOLDINGS, INC.

By:	/s/ Lane J. Castleton
Lane J. Castleton
Chief Accounting Officer, Chief Financial Officer,
Vice President and Treasurer

cc:	Jaime D. Brennan, Squire Sanders (US) LLP (via e-mail)

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